SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                        For the month of December, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


         Form 20-F     X            Form 40-F
                   ---------                  ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes               No    X
            ---------        ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A

This Form 6-K consists of:

The announcement on the proposal to obtain a general mandate to issue shares and proposed issue of convertible bonds by China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on December 6, 2006.

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                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          China Petroleum & Chemical Corporation



                                                                 By: /s/ Chen Ge
                                                                         -------
                                                                   Name: Chen Ge

                                      Title: Secretary to the Board of Directors



Date: December 7, 2006

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or the solicitation of an offer to buy securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. This announcement is not an offer of securities for sale in the United States of America. The securities have not been and will not be registered under and may not be offered or sold in the United States of America or to US persons (as defined in Regulation S of the Securities Act of 1933, of the United States of America as amended (the "Securities Act") unless registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available. No public offering of the securities is being made in the United States of America.

                               [GRAPHIC OMITTED]
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock Code: 0386)

                ANNOUNCEMENT ON THE PROPOSAL TO OBTAIN A GENERAL
                 MANDATE TO ISSUE SHARES AND PROPOSED ISSUE OF
                               CONVERTIBLE BONDS

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The Board announced that on 6 December, 2006, the Board resolved, among other things, to seek shareholders' approval for obtaining an unconditional general mandate to allot, issue and deal with additional Shares and for the proposed issue of Convertible Bonds outside Mainland China at the EGM to be convened on or about 22 January 2007.
-------------------------------------------------------------------------------

On 6 December, 2006, the Board resolved, among other things, to convene the EGM for the shareholders to consider the following matters.

1.    OBTAINING A GENERAL MANDATE TO ISSUE NEW SHARES

In order to ensure flexibility and to give discretion to the Directors in the event that it becomes desirable to issue any Shares, the Board proposes to obtain shareholders' approval for the General Mandate. As at the date of this announcement, there are in issue 16,780,488,000 H Shares and 69,921,951,000 Domestic Shares. A maximum of 3,356,097,600 H Shares and 13,984,390,200 Domestic Shares representing 20% of each of the existing Domestic Shares and H Shares can be allotted, issued or dealt with by the Directors pursuant to the General Mandate. However, save for the purposes of issuing H Shares upon conversion of the Convertible Bonds, Sinopec Corp. has no current plan to issue any Shares under the General Mandate. According to relevant PRC laws and regulations, even if the General Mandate is obtained, any issue of Domestic Shares need shareholders' approval at shareholders' meeting.

2.    PROPOSED ISSUE OF CONVERTIBLE BONDS OUTSIDE MAINLAND CHINA

Information about the proposed Convertible Bonds

Sinopec Corp. has obtained approval from NDRC on 27 November 2006 to issue up to US$1.5 billion (or approximately HK$11.7 billion) in principal amount of Convertible Bonds outside Mainland China which will be convertible into new H Shares. The Convertible Bonds are proposed to be in the form of US dollar or HK dollar denominated convertible bonds. Application will be made to list the Convertible Bonds on an internationally recognised stock exchange. The

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

issue size, interest rate, conversion price, exchange rate structure and timing of the issue of the Convertible Bonds will be determined by the Board after careful consideration and taking into account the prevailing market conditions and all other relevant factors at the time of the offering. Other terms and conditions of the Convertible Bonds will also be determined by the Board prior to the proposed issue of the Convertible Bonds. The Convertible Bonds are expected to be offered only to professional and institutional investors, and existing Shareholders of Sinopec Corp. will not be entitled to subscribe for the Convertible Bonds solely by virtue of their shareholdings in Sinopec Corp. There will not be a public offering of the Convertible Bonds. As at the date of this announcement, Sinopec Corp. does not have any concrete plan for the issue and listing of the Convertible Bonds. Further announcements will be made upon the determination of the terms and conditions of the Convertible Bonds.

The proposed issue of the Convertible Bonds will be conditional on, among other things, the following:

(a) the obtaining of the approvals of all Shareholders by way of special resolutions in relation to the obtaining of the General Mandate and the proposed issue of the Convertible Bonds at the EGM (at which no Shareholder is required to abstain from voting at the EGM);

(b) the obtaining of the approvals or consents from the relevant PRC regulatory authorities including the CSRC;

(c) the granting by the Hong Kong Stock Exchange of approval for the listing of and permission to deal in the new H Shares to be issued upon conversion (if any) of the Convertible Bonds; and

(d) the granting of approval for the listing of the Convertible Bonds by an internationally recognised stock exchange on which the Convertible Bonds are to be listed.

The authority granted to the Board by way of special resolutions passed at the EGM with regard to the proposed issue of the Convertible Bonds will expire twelve months after the date of EGM. Upon conversion of the Convertible Bonds, a maximum of up to 3,356,097,600 new H Shares can be issued pursuant to the General Mandate to be obtained at the EGM . Sinopec Corp. will not issue any Shares under the Convertible Bonds if this will result in the lack of public float as required under the Listing Rules. The proposed issue of the Convertible Bonds is independent of the proposed Domestic Corporate Bond Issue.

Proposed Use of Proceeds

The net proceeds of the proposed issue of the Convertible Bonds are expected to be used for the repayment of existing foreign currency loans of Sinopec Corp. incurred in connection with the privatisation of Sinopec Corp.'s subsidiaries:
Beijing Yanhua Petrochemical Company Limited and Sinopec Zhenhai Refining & Chemical Company Limited which were previously listed on the Hong Kong Stock Exchange. The terms of the loans are on normal commercial terms.

Should the actual use of proceeds have to meet any disclosure and/or shareholders' approval requirement under the Listing Rules, Sinopec Corp. shall comply with the relevant provisions of the Listing Rules to make the necessary disclosure and to seek the appropriate approvals as required.

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


Reasons for the issue of the Convertible Bonds

The Board has carefully considered different options for the financing needs of Sinopec Corp. as set out above and believes the proposed issue of the Convertible Bonds to be the most appropriate arrangement for Sinopec Corp. as the issue of the Convertible Bonds would allow Sinopec Corp. to further improve its asset liabilities structure and reduce its existing costs of financing.

Impact on Shareholders

Upon conversion of the Convertible Bonds to be issued, there would be an increase in the number of H Shares held by the public. The exact size of the increase will depend upon the final terms of the Convertible Bonds, including, among other terms, the size of the issue and the conversion price at which the Convertible Bonds will be converted into H Shares. It is currently contemplated that the initial conversion price will be determined with reference to a premium over the closing price of the previous trading day of the H Shares or the average closing price of H Shares for a certain period of trading days immediately prior to the pricing date. The final terms of the Convertible Bonds are expected to be determined only after the completion of the "book-building" process. Shareholders' equity interest in Sinopec Corp. will be diluted as a result of the exercise of the conversion rights attached to the Convertible Bonds. Further announcements will be made once the terms and conditions of the Convertible Bonds are determined.

Amendments to the articles of association

At the EGM, special resolutions will be proposed to authorise the Secretary to the Board to make necessary amendments to the Articles of Association to reflect the increase of the registered capital of Sinopec Corp. to comprise the Shares in issue and the new H Shares to be issued upon conversion of the Convertible Bonds.

New H Shares

Any new H Shares to be issued upon conversion of the Convertible Bonds will rank pari passu with, and within the same class as, the H Shares in issue on the relevant conversion date in all respects, save in respect of entitlements to dividends and other distributions which will depend on the conversion date(s) for the Convertible Bonds and the date for the payment of dividends or other distribution with respect to the Shares.

EGM

Sinopec Corp. is preparing to convene an EGM on or about 22 January 2007. A circular containing further details of the proposed resolutions, together with the relevant notice of meeting, will be sent to the Shareholders in due course.

The Shareholders and potential investors should be aware that the proposed issue of the Convertible Bonds is subject to the conditions set out above being fulfilled or waived, as applicable, and consequently the proposed issue of the Convertible Bonds may or may not proceed. Accordingly, they are advised to exercise caution when dealing in the Shares.

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In this Announcement, unless otherwise indicated in the context, the following expressions have the meaning set out below:

"Articles of Association"                             the articles of association of Sinopec Corp.

"Board"                                               the board of directors of Sinopec Corp.

"Convertible Bonds"                                   up to US$1.5 billion (or approximately HK$11.7 billion ) in the principal amount of convertible bonds proposed to be issued by
                                                      Sinopec Corp. outside Mainland China which are convertible into new H Shares

"CSRC"                                                China Securities Regulatory Commission of the PRC

"Directors"                                           the directors of Sinopec Corp.

"Domestic Corporate Bond Issue"                       the proposed issue by Sinopec Corp. of not more than RMB10 billion in principal amount of corporate bonds within Mainland
                                                      China as announced by Sinopec Corp. on the date of this
                                                      announcement

"Domestic Shares"                                     Renminbi denominated ordinary Domestic Shares with nominal value of RMB 1.00 each in the share capital of Sinopec Corp. and which are listed on the Shanghai Stock Exchange

"EGM"                                                 the extraordinary general meeting of Sinopec Corp. to be held on or about 22 January 2007

"General Mandate"                                     an unconditional general mandate to the Directors that during the twelve months from the EGM or the date of the next AGM (whichever is earlier), to separately or concurrently, allot, issue, and deal with additional domestic shares and overseas listed foreign shares of Sinopec Corp. and to make or grant offers, agreements or options in respect thereof, with an aggregate nominal value of not exceeding 20% of each of the existing domestic shares and overseas listed foreign shares of Sinopec Corp. in issue as at the date of this announcement.

"H Shares"                                            overseas listed foreign invested shares in the Sinopec Corp.'s share capital, with a nominal value of RMB 1.00 each, which are listed on the Hong Kong Stock Exchange

"Hong Kong"                                           the Hong Kong Special Administrative Region of the People's
                                                      Republic of China

"Hong Hong Stock Exchange"                            the Stock Exchange of Hong Kong Limited

"Listing Rules"                                       Rules Governing the Listing of Securities on The Stock Exchange
                                                      of Hong Kong Limited (as amended from time to time)

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


"Mainland                                             China" for the purpose of this announcement, the PRC excluding the Hong Kong Special Administrative Region of the People's
                                                      Republic of China, the Macau Special Administrative Region of the
                                                      People's Republic of China and Taiwan

"NDRC"                                                the National Development and Reform Commission of the PRC

"PRC"                                                 the People's Republic of China

"Share(s)"                                            the H Shares and Domestic Shares of Sinopec Corp.

"Shareholders"                                        holders of the Shares

"Sinopec Corp."                                       China Petroleum & Chemical Corporation


                                                              For and on behalf of the Board of Directors
                                                                 China Petroleum & Chemical Corporation
                                                                                Chen Ge
                                                                   Secretary to the Board of Directors


Beijing, PRC, 6 December 2006

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Chen Tonghai*,Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

#     Executive Directors

*     Non-executive Directors

+     Independent Non-executive Directors